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                                                   Registration No. 333-1007

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                      TO

                                   FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                              --------------------
                       1st FRANKLIN FINANCIAL CORPORATION

  A Georgia Corporation                        I.R.S. Employer No. 58-0521233

                             213 East Tugalo Street
                               Post Office Box 880
                             Toccoa, Georgia  30577
                                 (706) 886-7571
                              --------------------

                               Agent for Service
                                A. Roger Guimond
                           Principal Financial Officer
                             213 East Tugalo Street
                               Post Office Box 880
                              Toccoa, Georgia  30577
                             Phone No. (706) 886-7571

                              ---------------------

                                   Copies to:
                                  Dom H. Wyant
                           Jones, Day, Reavis & Pogue
                            3500 One Peachtree Center
                            303 Peachtree Street, N.E.
                           Atlanta, Georgia  30308-3242
                             Phone No. (404) 581-8075
                              ----------------------

           Approximate date of proposed sale to public: From time to time commencing as soon as possible after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following:   X

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
11(a)(1) of this Form, check the following:   X


                     AS FILED WITH SEC ON FEBRUARY 28, 1996
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                                 EXPLANATORY NOTE

     This Pre-Effective Amendment No. 1 to the Registration Statement on Form S-2 is filed for the sole purpose of filing Exhibits 5 and 23(b).
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                PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution
----------------------------------------------------
 The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:
      Filing Fee - Securities and Exchange
           Commission. . . . . . . . . . . . . . $ 6,897
      Registration Fees in States. . . . . . . .   3,000
      Legal Fees and Expenses. . . . . . . . . .  15,000
      Accounting Fees. . . . . . . . . . . . . .   5,000
      Printing Cost. . . . . . . . . . . . . . .   1,000
      Advertising. . . . . . . . . . . . . . . .   2,400
      Trustee's Fees . . . . . . . . . . . . . .   6,000
      Postage and Miscellaneous. . . . . . . . .   2,000
                                                 -------
                                                 $41,297
                                                 =======

Item 15.  Indemnification of Directors and Officers
---------------------------------------------------
 The registrant has, pursuant to the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, agreed to indemnify any officer or director of the registrant against any expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually or reasonably incurred by him in any action, suit or proceeding brought or threatened to be brought against him by reason of the fact that he is or was an officer or director of the registrant if he acted in a manner he reasonable believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 16.  Exhibits
------------------
  4. (a) The Variable Rate Indenture dated October 31, 1984 between the registrant and the First National Bank of Gainesville, Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant's Registration Statement on Form S-2,
          Registration No. 2-94191.)

     (b)  Form of Variable Rate Subordinated Debenture.
          (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2,
          Registration No. 33-25180.)

     (c) Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

     (d)  Modification of Indenture dated March 29, 1995.
          (Incorporated herein by reference to Exhibit 4(b) to the registrant's Form 10-K for the year ended December 31, 1994, No. 2-27985.)

      5.   Opinion of Counsel.

                                     II-1
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      10. (a)  Credit Agreement dated May, 1993 between the registrant and
               SouthTrust Bank of Georgia, N.A. (Incorporated by reference to Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

          (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990, among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated November 9, 1990.)

          (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated November 5, 1992.)

          (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated November 5, 1992.)

          (e) Seventh Amendment to Revolving Credit Agreement dated June 20, 1994. (Incorporated by reference to Exhibit 10(e) to the registrant's Registration Statement on Form S-2, Registration No. 33-56299.)

     11. Computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings in the Registrant's Annual Report to Security Holders for the fiscal year ended December 31, 1994. (Incorporated by reference to exhibit 11 to the registrant's Form 10-K for the year ended December 31, 1994.)

     12.  Computation of Ratio of Earnings to Fixed Charges.  *

     13. (a) Annual Report to securities holders for the year ended December 31, 1994. (Incorporated by reference to Exhibit 13 to the registrant's Form 10-K for the year ended December 31, 1994, No. 2-27985.)

          (b)  Form 10-Q for the period ended September 30, 1995.
               (Incorporated by reference to registrant's Form 10-Q for the period ended September 30, 1995, No. 2-27985.)

     23.  (a)  Consent of Independent Public Accountants.  *

          (b)  Consent of Counsel (set forth in Exhibit 5).

     24.  Power of Attorney (Included on signature page hereto).

     25.  Form T-1 as to the eligiblity and qualification of Synovus
          Trust Company, Trustee, under the indenture dated as of October 31, 1984 (modified March 29, 1995) between the registrant and Synovus Trust Company, an affiliate of Columbus Bank and Trust Company. *

     25.1-P A copy of the Charter and/or Articles of Incorporation of the Columbus Bank and Trust Company, (Incorporated by reference to Exhibit 25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.1-1 A copy of th Charter and/or Articles of Incorporation of the Synovus Trust Company. *

     25.4-P Copy of the bylaws of Columbus Bank and Trust, as now in effect. (Incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

     25.4-1    Copy of the bylaws of Synovus Trust Company, as now in effect.*

---------------
  *  Previously filed.

                                     II-2
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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the February 27, 1996.

                                           1st FRANKLIN FINANCIAL CORPORATION

                                                s/Ben F. Cheek, III
                                                ---------------------
                                                Chairman of the Board

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ben F. Cheek, III and A. Roger Guimond, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement and to file the same with all amendments to this registration statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and their substitutes, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature                     Title                         Date

s/Ben F. Cheek, III        Chairman of the Board;        February 27, 1996
----------------------     Principal Executive Officer;
                             Director

s/T. Bruce Childs          President                     February 27, 1996
----------------------

s/A. Roger Guimond         Principal Financial Officer;
----------------------       Principal Accounting
                             Officer                     February 27, 1996

s/Richard Acree            Director                      February 27, 1996
----------------------

s/Mrs. Lorene M. Cheek     Director                      February 27, 1996
----------------------

s/Jack Stovall             Director                      Feburary 27, 1996
----------------------

s/Robert E. Thompson       Director                      February 27, 1996
----------------------

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